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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                (Amendment No. 1)

                             CYBERSOURCE CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    23251J106
                                 (CUSIP Number)


       William D. Savoy                      Lucas D. Schenck
       505 Union Station                     Foster Pepper & Shefelman PLLC
       505 Fifth Avenue South, Suite 900     1111 Third Avenue, Suite 3400
       Seattle, Washington  98104            Seattle, Washington  98101
       (206) 342-2000                        (206) 447-4400

        (Name, Address and Telephone Number of Persons Authorized
                      to Receive Notices and Communications)

                                  July 12, 2001
             (Date of Event which Requires Filing of This Statement)

                                 ---------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. Seess.240. 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

-------------------------------------------------------------------------------
CUSIP NO. 23251J106            13D                        Page  2 of  9  Pages
-------------------------------------------------------------------------------




-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Vulcan Ventures Incorporated
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)    [_]
                                                                   (b)    [_]
-------- ----------------------------------------------------------------------
   3     SEC USE ONLY
-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                  Not applicable
-------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
-------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  State of Washington
-------- ----------------------------------------------------------------------
     NUMBER OF SHARES         7    SOLE VOTING POWER
  BENEFICIALLY OWNED BY
           EACH                    -0- shares
     REPORTING PERSON
           WITH
                            ------ --------------------------------------------
                              8    SHARED VOTING POWER

                                   -0- shares
                            ------ --------------------------------------------
                              9    SOLE DISPOSITIVE POWER

                                   -0- shares
                            ------ --------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                   -0- shares
--------------------------- ------ --------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0- shares
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [_]

--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0%
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   CO
--------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP NO. 23251J106             13D                        Page  3 of  9 Pages
-------------------------------------------------------------------------------



--------- ---------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Paul G. Allen
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)   [_]
                                                                   (b)   [_]
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS*
                   Not applicable
--------- ---------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States of America
--------- ---------------------------------------------------------------------
  NUMBER OF SHARES BENEFICIALLY      7     SOLE VOTING POWER
            OWNED BY
              EACH                         -0- shares
        REPORTING PERSON
              WITH
                                   ------- ------------------------------------
                                     8     SHARED VOTING POWER

                                           -0- shares
                                   ------- ------------------------------------
                                     9     SOLE DISPOSITIVE POWER

                                           -0- shares
                                   ------- ------------------------------------
                                     10    SHARED DISPOSITIVE POWER

                                           -0- shares
---------------------------------- ------- ------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          -0- Shares
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          [_]


--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0%
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   IN
--------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer

This statement relates to the common stock, $0.001 par value per share (the "Common Stock"), of Cybersource Corporation, a Delaware corporation (the
"Issuer"). The Issuer's principal executive offices are located at 1295 Charleston Road, Mountain View, California 94043.


Item 2.  Identity and Background.

     The persons filing this statement are Vulcan Ventures Incorporated ("Vulcan Ventures") and Paul G. Allen. Vulcan Ventures is a Washington corporation whose principal business is investing in various companies. Paul G. Allen is its sole shareholder. The principal office of Vulcan Ventures is located at 505 Union Station, 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104. All of Vulcan Ventures' executive officers and directors are U.S. citizens. Their names, business addresses and principal occupations are as follows:

     Paul G. Allen, Vulcan Ventures Incorporated, 505 Union Station, 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104. Mr. Allen is Chairman, President and sole shareholder of Vulcan Ventures and a Director and sole shareholder of Vulcan Inc.

     William D. Savoy, Vulcan Inc., 505 Union Station, 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104. Mr. Savoy is Vice President and a Director of Vulcan Ventures and Chairman and Vice President of Vulcan Inc.

     Bert E. Kolde, Digeo Broadband, Inc., 12131 113th Avenue NE, Suite 203, Kirkland, WA 98034. Mr. Kolde is a Senior Vice President of Digeo Broadband, Inc., Vice President, Treasurer and a Director of Vulcan Ventures and a Vice President of Vulcan Inc.

     Jo Allen Patton, Vulcan Inc., 505 Union Station, 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104. Ms. Patton is Vice Chairman and a Vice President of Vulcan Ventures and President, CEO and Vice Chairman of Vulcan Inc.

     Joseph D. Franzi, Vulcan Inc., 505 Union Station, 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104. Mr. Franzi is Vice President and Secretary of Vulcan Ventures and Vice President of Vulcan Inc.

     Nathaniel T. Brown, Vulcan Inc., 505 Union Station, 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104. Mr. Brown is Vice President of Vulcan Ventures and of Vulcan Inc.

     Richard E. Leigh, Jr., Vulcan Inc., 505 Union Station, 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104. Mr. Leigh is Vice President of Vulcan Ventures and Vice President and Secretary of Vulcan Inc.

     During the last five years, Mr. Allen and Vulcan Ventures have not, nor, to the best knowledge of Vulcan Ventures, has any other person named in this Item 2, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3:  Source and Amount of Funds or Other Consideration

         Not applicable

Item 4.  Purpose of Transaction

         The purpose of this filing is to report that the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 5.  Interest in Securities of the Issuer

         Vulcan Ventures has disposed of 2,123,320 shares of the Issuer's Common Stock in the following sales transactions:

            DATE             SHARES SOLD               PRICE

          07/06/2001            80,000             $121,188.38
          070/9/2001           100,000             $145,937.53
          07/10/2001           100,000             $145,037.56
          07/11/2001            72,500              $95,536.99
          07/12/2001            80,000              $98,637.13
          07/13/2001            61,000              $71,457.65
          07/16/2001            44,000              $51,699.53
          07/17/2001            80,000              $92,237.34
          07/18/2001            47,500              $56,282.82
          07/19/2001            45,000              $52,712.69
          07/20/2001            50,000              $57,690.52
          07/23/2001           100,000             $108,788.77
          07/24/2001            44,500              $45,514.43
          07/25/2001            20,000              $20,591.79
          07/26/2001             1,426              $ 1,403.73
          07/26/2001            39,574              $38,955.98
          07/27/2001           100,000              $92,989.30
          07/30/2001            50,100              $42,776.42
          07/31/2001            78,991              $67,687.02
          07/31/2001            21,009              $18,002.52
          08/01/2001            93,004              $89,199.39
          08/01/2001             6,996              $ 6,709.81
          08/03/2001            75,000              $65,390.24
          08/06/2001            55,000              $47,439.36
          08/07/2001            25,000              $21,391.76
          08/08/2001           100,000              $87,739.47
          08/09/2001            73,000              $69,639.40
          08/13/2001            60,000              $61,238.39
          08/14/2001           100,000              $98,539.11
          08/15/2001           100,000              $99,789.07
          08/16/2001           100,000             $101,543.93
          08/17/2001           100,000             $105,188.89
          08/20/2001            19,720              $21,289.37



         The reporting person ceased to be the beneficial owner of more than five percent of the class of securities on July 12, 2001.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
------   ----------------------------------------------------------------------

         Not applicable

Item 7.  Material To Be Filed as Exhibits

         Exhibit           Description

         99.1              Joint Filing Agreement.





                                Page 6 of 9 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated February 11, 2002.

                 VULCAN VENTURES INCORPORATED



                  By: /s/ William D. Savoy
                     -----------------------------------------------------------
                     William D. Savoy, Vice President


                                                 *
                  --------------------------------------------------------------
                  Paul G. Allen


                  *By: /s/ William D. Savoy
                      ----------------------------------------------------------
                    William D. Savoy as Attorney-in Fact for Paul G. Allen pursuant to a Power of Attorney filed on August 30, 1999, with the Schedule 13G of Vulcan Ventures Incorporated and Paul G. Allen for Pathogenesis, Inc. and incorporated herein by reference.

EXHIBIT INDEX


         Exhibit           Description

            99.1           Joint Filing Agreement.



















                                Page 8 of 9 Pages

EXHIBIT 99.2

Joint Filing Agreement

         We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either or both of us will be filed, on behalf of each of us.

         Dated February 11, 2002.


                 VULCAN VENTURES INCORPORATED



                  By: /s/ William D. Savoy
                     -----------------------------------------------------------
                     William D. Savoy, Vice President


                                                 *
                  --------------------------------------------------------------
                  Paul G. Allen


                  *By: /s/ William D. Savoy
                      ----------------------------------------------------------
                    William D. Savoy as Attorney-in Fact for Paul G. Allen pursuant to a Power of Attorney filed on August 30, 1999, with the Schedule 13G of Vulcan Ventures Incorporated and Paul G. Allen for Pathogenesis, Inc. and incorporated herein by reference.